SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Red Rock Resorts, Inc.

(Name of Issuer)

Common A Common Stock, par value $0.01

(Title of Class of Securities)

75700L108

(CUSIP Number)

Frank J. Fertitta III

1505 South Pavilion Center Drive

Las Vegas, Nevada 89135

(702) 495-3000

with a copy to:

Kenneth J. Baronsky, Esq.

Deborah J. Conrad, Esq.

Milbank, Tweed, Hadley & McCloy LLP

601 S. Figueroa Street, 30th Floor

Los Angeles, California 90017

(213) 892-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 75700L108

(1)	Name of Reporting Person Fertitta Business Management LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO (See Item 3)

(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 28,789,800

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 28,789,800

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 28,789,800

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 42.50%

(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 75700L108

(1)	Name of Reporting Person FI Station Investor LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO (See Item 3)

(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 23,111,950

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 23,111,950

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 23,111,950

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 37.30%

(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 75700L108

(1)	Name of Reporting Person Fertitta Holdco LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO (See Item 3)

(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 23,111,950

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 23,111,950

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 23,111,950

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 37.3%

(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 75700L108

(1)	Name of Reporting Person Fertitta Investment LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO (See Item 3)

(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 21,327,185

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 21,327,185

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,327,185

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 35.43%

(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 75700L108

(1)	Name of Reporting Person KVF Investments, LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO (See Item 3)

(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 8,782,826

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 8,782,826

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,782,826

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 18.43%

(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 75700L108

(1)	Name of Reporting Person LNA Investments, LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO (See Item 3)

(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 8,782,826

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 8,782,826

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,782,826

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 18.43%

(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 75700L108

(1)	Name of Reporting Person F & J Fertitta Family Business Trust

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO (See Item 3)

(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 14,394,900

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 14,394,900

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,394,900

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 26.98%

(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D

CUSIP No. 75700L108

(1)	Name of Reporting Person L & T Fertitta Family Business Trust

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO (See Item 3)

(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 14,394,900

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 14,394,900

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,394,900

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 26.98%

(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D

CUSIP No. 75700L108

(1)	Name of Reporting Person Frank J. Fertitta III

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO (See Item 3)

(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 46,355,452

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 46,355,452

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 46,355,452

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 54.38%

(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 75700L108

(1)	Name of Reporting Person Lorenzo J. Fertitta

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO (See Item 3)

(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 46,355,452

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 46,355,452

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 46,355,452

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 54.38%

(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 75700L108

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Red Rock Resorts, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1505 South Pavilion Center Drive, Las Vegas, Nevada 89135.

Item 2. Identity and Background

(a)  This Schedule 13D is being filed by (i) FI Station Investor LLC (“FI Station”) its capacity as the record owner of the Issuer’s securities as set forth herein; (ii) Fertitta Investment LLC (“Fertitta Investment”), in its capacity as the majority member of FI Station; (iii) KVF Investments, LLC (“KVF”) in its capacity as a member of FI Station and Fertitta Investment; (iv) LNA Investments, LLC (“LNA”) in its capacity as a member of FI Station and Fertitta Investment; (v) Fertitta Business Management LLC (“FBM”), in its capacity as the record owner of the Issuer’s securities as set forth herein and as a member of Fertitta Investment; (vi) F & J Fertitta Family Business Trust (the “F&J Trust”), in its capacity as a member of FBM; (vii) L & T Fertitta Family Business Trust (the “L&T Trust”), in its capacity as a member of FBM; (viii) Fertitta Holdco LLC (“Fertitta Holdco”), in its capacity as manager of FI Station and Fertitta Investment; (viii) Frank J. Fertitta III; and (ix) Lorenzo J. Fertitta (the foregoing entities and persons collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 1.

Prior to the closing of the Issuer’s initial public offering (the “IPO”) of the Issuer’s Class A Common Stock, the Issuer effected certain reorganization transactions.  The limited liability company agreement of Station Holdco LLC, a Delaware limited liability company (“Holdco”), was amended and restated and the parties thereto entered into an Exchange Agreement pursuant to which the LLC Units (as defined therein) became exchangeable (together with a corresponding number of Class B Shares) at any time and from time to time for an equal number of shares of the Issuer’s Class A Common Stock or, at the election of the Issuer, cash.  FI Station and FBM retained their LLC Units and purchased shares of the Issuer’s Class B common stock, par value $0.00001 per share (the “Class B Common Stock”) on a one-to-one basis with the number of LLC Units they owned, for nominal consideration.

As of the date of this statement, (i) FI Station is the record owner of 42,199 shares of Class A Common Stock, 23,111,950 shares of Class B Common Stock and 23,111,950 LLC Units and (ii) FBM is the record owner of 23,243,502 shares of Class B Common Stock and 23,243,502 LLC Units. FI Station’s principal business is to invest in the equity securities of Holdco and the Issuer.  FBM’s principal business is to invest in the equity securities of Holdco and the Issuer as well as other business enterprises of Frank J. Fertitta III and Lorenzo J. Fertitta. Fertitta Investment is the majority member of FI Station, and Fertitta Investments’ principal business is to act as such.  KVF and LNA are members of FI Station and Fertitta Investment and their principal business is to invest in the equity securities of the Issuer and Holdco as well as other business enterprises of Frank J. Fertitta III and Lorenzo J. Fertitta.  The F&J Trust and the L&T Trust are members of FBM and their principal business is to invest in the equity securities of the Issuer and Holdco as well as other business enterprises of Frank J. Fertitta III and Lorenzo J. Fertitta. Fertitta Holdco is the manager of FI Station and Fertitta Investment and its principal business is to manage FI Station and Fertitta Investment and other business enterprises of Frank J. Fertitta III and Lorenzo J. Fertitta.

Due to their relationships with FI Station and FBM, each of Fertitta Holdco, Fertitta Investment, KVF, LNA, the F&J Trust and the L&T Trust may be deemed to have shared voting and investment power with respect to the Class A Common Stock, Class B Common Stock and LLC Units beneficially owned by FI Station and FBM. As such, Fertitta Holdco, Fertitta Investment, KVF, LNA, the F&J Trust and the L&T Trust may be deemed to have shared beneficial ownership over such securities. Each of Fertitta Investment, KVF, LNA, the F&J Trust and the L&T Trust, however, disclaims beneficial ownership of any shares of shares of Class A Common Stock, shares of Class B common Stock and LLC Units, except to the extent of any pecuniary interest therein.

SCHEDULE 13D

CUSIP No. 75700L108

Fertitta Holdco is owned and managed by Frank J. Fertitta III and Lorenzo J. Fertitta.  KVF is managed by Frank J. Fertitta III and is beneficially owned by various trusts established for the benefit of his three children.  LNA is managed by Lorenzo J. Fertitta and is beneficially owned by various trusts established for the benefit of his three children.  FBM is owned and controlled 50% by the F&J Trust, a revocable trust for which Frank J. Fertitta III has sole investment and voting power, and 50% by the L&T Trust, a revocable trust for which Lorenzo J. Fertitta has sole investment and voting power.  Accordingly, each of Frank J. Fertitta III and Lorenzo J. Fertitta may be deemed to have shared voting and investment power with respect to the Class A Common Stock, Class B Common Stock and LLC Units beneficially owned by FI Station and FBM. As such, each of Frank J. Fertitta III and Lorenzo J. Fertitta may be deemed to have shared beneficial ownership over such securities. Each of Frank J. Fertitta III and Lorenzo J. Fertitta disclaims beneficial ownership of any shares of Class A Common Stock, shares of Class B common Stock and LLC Units beneficially owned by FI Station, Fertitta Investment, FBM, KVF, LNA, the F&J Trust and the L&T Trust, except to the extent of any pecuniary interest therein.

(b)  The business address of each of the Reporting Persons is 1505 South Pavilion Center Drive, Las Vegas, Nevada 89135.

(c)  Not applicable to FI Station, FMB Fertitta Investment, KVF, LNA, the F&J Trust or the L&T Trust.  Frank J. Fertitta III is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.  Lorenzo J. Fertitta is a Vice President and a member of the Board of Directors of the Issuer.

(d)  None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e) None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f) Each natural person identified in this Item 2 is a citizen of the United States.  Each entity identified in this Item 2, other than FI Station and Fertitta Holdco, is organized under the laws of Nevada.  FI Station and Fertitta Holdco organized under the laws of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

The members of Holdco entered into the Third Amended and Restated Limited Liability Company Agreement of Holdco (the “LLC Agreement”) and an Exchange Agreement immediately prior to the closing of the initial public offering (the “IPO”) of the Issuer’s Class A Common Stock pursuant to the registration statement on Form S-1 (File No. 333-207397).  Pursuant to the terms of the LLC Agreement and Exchange Agreement, the LLC Units, together with shares of Class B Common Stock, are exchangeable for shares of Class A Common Stock on a one-for-one basis, or for cash at the election of the Issuer.

On May 2, 2016, PB Investor II LLC, of which FI Station Investor LLC was a member, merged with a newly-formed subsidiary of the Issuer.  As a result of this merger, FI Station Investor LLC received 42,199 shares of Class A Common Stock.

Item 4. Purpose of Transaction

The Reporting Persons acquired, and presently hold, the Class A Common Stock, Class B Common Stock and LLC Units for investment purposes. Frank J. Fertitta III serves as the Issuer’s Chief Executive Officer and Chairman of the Board.  Lorenzo J. Fertitta serves as a member of the Issuer’s board of directors and as Vice President of the Issuer.

Pursuant to the LLC Agreement, the Issuer and the members of Holdco are entitled to certain registration rights with respect to the Issuer’s securities. For further information, see Item 6, and the LLC Agreement filed as Exhibit 4.

Each of Fertitta Business Management LLC, FI Station Investor LLC, Frank J. Fertitta III and Lorenzo J. Fertitta have entered into Lock-Up Agreements pursuant to which they have agreed that, prior to October 24, 2016, they will not, without the prior written consent of Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC, dispose of or hedge any shares of the Issuer’s Class A Common Stock or any securities convertible into or exchangeable for the Issuer’s Class A Common Stock (including the LLC Units) subject to certain customary exceptions.

SCHEDULE 13D

CUSIP No. 75700L108

Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) and (b)  The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person (based on 38,971,058 shares of Class A Common Stock outstanding as of May 2, 2016).  The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Class A Common Stock Outstanding(1)	Number of LLC Units Sold in Past 60 Days(2)
FBM	28,789,800	42.50%	712,852	(3)
FI Station	23,111,950	37.30%	752,574	(3)
Fertitta Holdco	23,111,950	37.30%	—
Fertitta Investment	21,327,185	35.43%	—
KVF	8,782,826	18.43%	—
LNA	8,782,826	18.43%	—
F&J Trust	14,394,900	26.98%	—
L&T Trust	14,394,900	26.98%	—
Frank J. Fertitta III	46,355,452	54.38%	—
Lorenzo J. Fertitta	46,355,452	54.38%	—
Total for Group	46,355,452	54.38%	1,465,426

(1)         Based on the number of shares of Class A Common Stock (38,971,058) issued and outstanding as of May 2, 2016, the closing date of the IPO, and assuming all outstanding LLC Units beneficially owned by the Reporting Person were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(2)         Includes only sales of LLC Units directly owned by the Reporting Person.

(3)         On May 2, 2016, the Issuer used a portion of the proceeds from the IPO to purchase LLC Units from certain members of Holdco, including from FI Station Investor LLC and Fertitta Business Management LLC, in the quantities set forth in the table above, at a price of $18.33 per LLC Unit

(c) On May 2, 2016, the Issuer used a portion of the proceeds from the IPO to purchase LLC Units from certain members of Holdco, including from FI Station and FBM, in the quantities set forth in the table above, at a price of $18.33 per LLC Unit.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Immediately prior to the closing of the IPO, the Issuer effectuated certain reorganization transactions (as described more fully in Item 2), resulting in, among other things, certain Reporting Persons receiving shares of the Issuer’s Class A Common Stock, and Reporting Persons holding LLC Units and Class B Common Stock.

SCHEDULE 13D

CUSIP No. 75700L108

Each of Fertitta Business Management LLC, FI Station Investor LLC, Frank J. Fertitta III and Lorenzo J. Fertitta have entered into Lock-Up Agreements pursuant to which they have agreed that, prior to October 24, 2016, they will not, without the prior written consent of Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC, dispose of or hedge any shares of the Issuer’s Class A Common Stock or any securities convertible into or exchangeable for the Issuer’s Class A Common Stock (including the LLC Units) subject to certain customary exceptions.

Pursuant to the LLC Agreement, the members of Holdco hold “demand” registration rights exercisable commencing 180 days after the closing of the IPO (concurrently with the expiration of the lock-up period), whereby they may require the Issuer to use reasonable efforts to register either their shares of Class A Common Stock received in connection with the IPO, or received in exchange for shares of Class B Common Stock and LLC Units, for resale under the Securities Act. The LLC Agreement also provides members of Holdco with piggyback registration rights. For further information, see Item 4, and the Registration Rights Agreement, filed as Exhibit 7.2.

The Issuer entered into a Tax Receivable Agreement (the “Tax Receivable Agreement”) with Holdco and the members of Holdco effective as of the closing of the IPO that provides for the payment by the Issuer to the members of Holdco of 85% of the amount of tax benefits, if any, that the Issuer actually realizes (or in some circumstances is deemed to realize) as a result of (i) increases in the tax basis of assets of Holdco resulting from purchases or exchanges of LLC Units or any prior sales of LLC Units and (ii) certain other tax benefits. For further information, see the Tax Receivable Agreement filed as Exhibit 5.

The Exchange Agreement provides holders of LLC Units and Class B Common Stock the right to exchange their LLC Units and Class B Common Stock, on a one-for-one basis, for shares of A-Common, or cash (at the Issuer’s election). For further details, please see the Exchange Agreement filed as Exhibit 3.

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Form of Lock-Up Agreement, the Exchange Agreement, the LLC Agreement and the Tax Receivable Agreement, filed herewith as Exhibits 2, 3, 4, and 5 respectively and incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5, and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2	Form of Lock-Up Agreement.

Exhibit 3	Exchange Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-37754) filed with the SEC on May 2, 2016).

Exhibit 4

Third Amended and Restated Limited Liability Company Agreement of Station Holdco LLC, by and among Holdco and its Members (as defined therein) (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-37754) filed with the SEC on May 2, 2016).

Exhibit 5

Tax Receivable Agreement, by and among Red Rock Resorts, Inc., Station Holdco LLC, and each of the Members (as defined therein) (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-37754) filed with the SEC on May 2, 2016).

Exhibit 7	Power of Attorney for Frank J. Fertitta III

SCHEDULE 13D

CUSIP No. 75700L108

Exhibit 8	Power of Attorney for Fertitta Business Management LLC

Exhibit 9	Power of Attorney for FI Station Investor LLC

Exhibit 10	Power of Attorney for Fertitta Investment LLC

Exhibit 11	Power of Attorney for KVF Investments, LLC

Exhibit 12	Power of Attorney for LNA Investments, LLC

Exhibit 13	Power of Attorney for F & J Fertitta Family Business Trust

Exhibit 14	Power of Attorney for L & T Fertitta Family Business Trust

Exhibit 15	Power of Attorney for Lorenzo J. Fertitta

Exhibit 16	Power of Attorney for Fertitta Holdco LLC

SCHEDULE 13D

CUSIP No. 75700L108

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2016

Fertitta Business Management LLC

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

FI Station Investor LLC

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

Fertitta Investment LLC

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

Fertitta Holdco LLC

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

LNA Investments, LLC

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

KVF Investments, LLC

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

F & J Fertitta Family Business Trust

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

L & T Fertitta Family Business Trust

By:	/s/ John Hertig
Name:		John Hertig
Title:		Attorney-in-Fact

/s/ John Hertig as Attorney-in-Fact
Frank J. Fertitta III

/s/ John Hertig as Attorney-in-Fact
Lorenzo J. Fertitta